Exhibit (d)(9)

Execution Version

CAIN HOY ENTERPRISES LP

350 Park Avenue, 14th Floor

New York, NY 10022

May 9, 2016

SBEEG HOLDINGS, LLC

2780 Holdings, LLC

Las Vegas, Nevada 89109

Ladies and Gentlemen:

This letter agreement sets forth the commitment of Cain Hoy Enterprises LP (the “Investor”), subject to the terms and conditions contained herein, to purchase certain equity securities of a newly created entity organized in Delaware (“New Holdco”). It is contemplated that pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Morgans Hotel Group Co., a Delaware corporation (“Company”), SBEEG Holdings, LLC, a Delaware limited liability company (“SBEEG”), and Trousdale Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of SBEEG, Acquisition Sub will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of New Holdco, which prior to the Closing will be assigned all of SBEEG’s rights under the Merger Agreement, and a sister company of SBEEG (the “Merger”). This letter agreement is being delivered to SBEEG in connection with the execution of the Merger Agreement. Capitalized terms used in this letter agreement and not defined herein shall have the respective meanings set forth in the Merger Agreement.

1. Commitment. On the terms and subject to the conditions of this letter agreement, the Investor hereby commits to purchase, or to cause one of its affiliates to purchase (which in no event shall relieve Investor from any of its obligations hereunder), at or prior to Closing, preferred stock of New Holdco, for an aggregate purchase price of $75.0 million, which preferred stock shall have the terms set forth on Exhibit A attached hereto (the “Commitment”), which amount shall be used by New Holdco solely for the purpose of allowing New Holdco to fund portion of the amounts payable by SBEEG at Closing pursuant to, and in accordance with, the Merger Agreement, on the terms and subject to the conditions of the Merger Agreement, including related costs and expenses of SBEEG required pursuant thereto. As promptly as reasonably practical after the formation of New Holdco (but in any event prior to the Closing), SBEEG shall cause New Holdco to execute a joinder to this letter agreement (in a form reasonably acceptable to SBEEG and Investor) and deliver such executed joinder to SBEEG and Investor.

2. Conditions. The Investor’s obligations under this letter agreement to fund the Commitment and consummate the equity investment described in Section 1 above is subject to (i) the satisfaction, or waiver by SBEEG, Acquisition Sub and New Holdco (to the extent required by the Merger Agreement), each with Investor’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), on or before the Closing Date of all of the conditions to the obligations of Acquisition Sub, New Holdco and SBEEG to consummate the transactions contemplated by the Merger Agreement as set forth in Sections 7.01 and 7.03 therein (other than any condition precedent not satisfied due solely to the failure of the Investor to consummate the equity commitment contemplated hereby or, only in the event the Company is awarded, in accordance with Section 9.11 of the Merger Agreement, specific performance against the Investor, due solely as a result of breach by SBEEG) and the satisfaction in full or valid waiver, on or before the Merger, of all conditions precedent to the funding of the debt financing and (ii) the substantially contemporaneous consummation of the Merger on the terms and subject to the conditions of the Merger Agreement. The Commitment shall be used, solely to the extent necessary to fund the payment due by SBEEG (or New Holdco) under Article II of the Merger Agreement, solely to the extent and when required to be paid by SBEEG (or New Holdco) in accordance with the terms and subject to the conditions set forth herein and therein and not for any other purpose whatsoever.

3. Confidentiality. This letter agreement is being provided to SBEEG (and upon the joinder hereto, New Holdco) and the Company solely in connection with the Merger Agreement. Each party hereto (and each other Person who receives a copy hereof as permitted pursuant hereto) shall keep strictly confidential this letter agreement and all information obtained by it with respect to the other parties in connection with this letter agreement, and will use such information solely in connection with the transactions contemplated hereby, or as required by law. Notwithstanding the foregoing, (i) any party hereto may disclose this letter agreement and its terms and conditions to any of such Person’s respective officers, directors, affiliates, employees, advisors, representatives or financing sources who are directly involved in the transactions contemplated by the Merger Agreement, and subject to such Person being made aware of the confidentiality provisions herein, (ii) the Investor and SBEEG may provide a copy of this letter agreement to the Company and (iii) SBEEG and the Company may disclose the existence of this letter agreement to the extent required by law, the applicable rules of any national securities exchange or in connection with any required regulatory filings relating to the transactions contemplated by the Merger Agreement (including, a summary description thereof in the documents filed or furnished by the Company with the U.S. Securities and Exchange Commission.

4. Limitation on Liability of Party Affiliates. Notwithstanding anything that may be expressed or implied in this letter agreement, each of SBEEG and, upon the joinder hereto, New Holdco by their respective acceptance of the benefits hereof unconditionally and irrevocably covenants, agrees and acknowledges that no (a) direct or indirect holder of any equity interests or securities of the Investor (whether such holder is a limited or general partner, member, stockholder or otherwise), (b) affiliate of the Investor (provided that, for the avoidance of doubt, neither SBEEG, New Holdco, or any of their subsidiaries shall be deemed an affiliate of the Investor for purposes of this paragraph), or (c) director, officer, employee, representative or agent of the Investor, any of such party’s respective affiliates or any such direct or indirect holder of any equity interests or securities of any such party (collectively, the “Party Affiliates”), other than the Investor, (and then only to the extent expressly set forth herein), shall have any liability or obligation of any nature whatsoever in connection with or under this letter agreement or the transactions contemplated hereby, and each party hereto waives and releases all claims against such Party Affiliates related to or for any such liability or obligation. Without limiting the foregoing, SBEEG and, upon the joinder hereto, New Holdco, acknowledge and agree that no person other than the Investor has any obligations hereunder and that no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Party Affiliate of the Investor, through New Holdco, SBEEG, Acquisition Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of New Holdco or SBEEG against any Party Affiliate of the Investor, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Applicable Law, or otherwise.

5. Third Party Beneficiaries. Nothing in this letter agreement, express or implied, is intended to confer upon any person (including, without limitation, any shareholder or other equityholder of the Company) other than SBEEG, the Investor and New Holdco any right, benefit, or remedy under or by reason of this letter or to confer upon any person any right, benefit or remedy against any person other than the undersigned under or by reason of this letter agreement. Notwithstanding the foregoing, (i) the Investor acknowledges that the Company may rely on this letter agreement as an express third-party beneficiary hereof solely in the event that the Company is awarded, in accordance with and subject to Section 9.11 of the Merger Agreement, specific performance of SBEEG’s obligation to cause the equity financing to be funded and (ii) neither the Company nor any of its Affiliates shall have any other rights or remedies hereunder.

6. Amendments; Entire Agreement. This letter agreement may not be amended or otherwise modified without the prior written consent of each party to this letter agreement; provided, however, that any amendment or modification that would have a material adverse effect on the Company shall require the prior written consent of the Company. This letter agreement and the Merger Agreement constitute the sole agreement, and supersede all prior agreements, understandings and statements, written or oral, between or among the Investor, New Holdco, SBEEG or any of their respective Party Affiliates and any other Person with respect to the subject matter hereof.

7. Termination. This letter agreement, including the obligation of the Investor to fund the Commitment, will terminate automatically and immediately and cease to be of any further force or effect upon the earlier of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms (provided, that for the avoidance of doubt, any purported termination of the Merger Agreement that is not a valid termination shall not give rise to a termination of this letter agreement pursuant to this Section 7) and (iii) the “Outside Date” (as defined in the Merger Agreement as in effect on the date hereof) if the Closing Date shall not have occurred by such time, unless each of us shall, in our discretion, agree to an extension. Without limiting any of the Company’s rights against SBEEG under the Merger Agreement, in the event that the Company, directly or indirectly, institutes any proceeding or makes any claim against the Investor or any of its Party Affiliates in connection with the Merger Agreement (other than (i) any claim by the Company or any of its affiliates under Section 5 hereof or (ii) any derivative proceeding initiated by any stockholder of the Company in connection with this Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby), this letter agreement, or any of the transactions contemplated hereby, then (x) the obligations and liabilities of the Investor under this letter agreement shall terminate ab initio and be null and void, and (y) none of the Investor or any of its Party Affiliates shall have any liability to the Company or any of its affiliates under this letter agreement.

8. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This letter agreement shall be governed by the laws of the State of New York, without regard to the conflicts of law principles thereof. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS LETTER AGREEMENT OR THE PERFORMANCE OF SERVICES HEREUNDER.

9. Counterparts. This letter agreement may be executed in one or more counterparts, including via facsimile or electronic transmission.

10. Representations and Warranties. The Investor hereby represents and warrants that (i) it has the financial capacity to fulfill its Commitment under this letter agreement, and that all funds necessary for the Investor to fulfill its Commitment under this letter agreement shall be available to the Investor for so long as this letter agreement shall remain in effect in accordance with Section 7 hereof; (ii) it has the requisite power and authority to enter into and deliver this letter agreement and to perform its obligations hereunder; (iii) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary organizational action by it; (iv) this letter agreement has been duly and validly executed and delivered by the Investor and constitutes the valid and binding agreement of the Investor, enforceable against such Investor in accordance with its terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting creditors’ rights and subject to general principles of equity; and (v) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this letter agreement by the Investor have been obtained or made, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this letter agreement.

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Very truly yours,

CAIN HOY ENTERPRISES LP

By:	/s/ Jonathan Goldstein
Name:	Jonathan Goldstein
Title:	Chief Executive Officer

[Signature Page to Equity Commitment Letter]

Accepted and agreed as of
the date first above written:

SBEEG HOLDINGS, LLC

By:	/s/ Sam Nazarian
	Name:	Sam Nazarian
	Title:	Chairman & Chief Executive Officer

[Signature Page to Equity Commitment Letter]

EXHIBIT A

Preferred Equity

Summary of Terms

•	Equal amounts of preferred equity in New Holdco to be issued to Investor (or its affiliate) and Yucaipa, in exchange for a cash contribution of $75 million from Investor (or its affiliate) and a portion of Yucaipa’s Series A Preferred Stock, warrants and accrued interest in Morgans (with the remaining portion of Yucaipa’s interest being exchanged for 25% of the common equity of New Holdco).

•	All preferred equity held by Investor (or its affiliate) and Yucaipa shall bear interest at a rate of 12% PIK toggle for a period of 4 years following the closing of the Merger. Following such 4 year period, the interest rate on the preferred equity will increase by 1% PIK toggle to an interest rate of 13% PIK toggle.

•	On the fourth anniversary of the closing of the Merger, Yucaipa can elect to convert all of its preferred equity (including accrued interest) into common equity of New Holdco at a 25% premium to the then fair market value of the common equity of New Holdco. Such option will terminate immediately if not exercised on the fourth anniversary of the closing of the Merger.

•	All preferred equity (other than preferred equity converted to common equity by Yucaipa) to be mandatorily redeemable in 5 years or earlier upon certain liquidation events.

•	New Holdco shall have the right to redeem the preferred equity at any time.